UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogotá, August 25, 2015

In July 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In July 2015, Avianca Holdings and its subsidiaries carried 2,564,518 passengers, a 10.8% increase over the same period in 2014

In July, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,564,518 passengers, up 10.8% compared to July 2014. Capacity, measured in ASKs (available seat kilometers), increased 8.5%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.8%. The load factor for the month was 83.8%, an increase of 170bp when compared to the same month of last year.

Domestic markets in Colombia, Peru and Ecuador

In July, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,530,033 travelers, up 13.3% compared to July 2014. Capacity (ASKs) increased 10.4%, while passenger traffic (RPKs) increased 15.6%. As a result, the load factor for July was 81.6% an increase of 370bp when compared to July 2014.

International markets

In July, the affiliated airlines of Avianca Holdings transported 1,034,485 passengers on international routes, up 7.4% compared to July 2014, Capacity (ASKs) increased 8.1%, while passenger traffic (RPKs) increased 9.6%. As a result the load factor for the month was 84.3%, an increase of 120bp when compared to the same month of last year.

Operational Statistics	Jul-15	Jul-14	Δ YOY	YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,565	2,314	10.8%	16,180	14,782	9.5%
ASK (mm)[2]	3,941	3,630	8.5%	25,270	23,414	7.9%
RPK (mm)[3]	3,300	2,979	10.8%	20,121	18,469	8.9%
Load Factor[4]	83.8%	82.1%	1.7pp	79.6%	78.9%	0.7pp
Domestic Market
PAX (K)[1]	1,530	1,351	13.3%	9,764	8,726	11.9%
ASK (mm)[2]	833	754	10.4%	5,668	4,941	14.7%
RPK (mm)[3]	680	588	15.6%	4,300	3,810	12.9%
Load Factor[4]	81.6%	77.9%	3.7pp	75.9%	77.1%	-1.2pp
International Market
PAX (K)[1]	1,034	964	7.4%	6,416	6,057	5.9%
ASK (mm)[2]	3,108	2,876	8.1%	19,602	18,473	6.1%
RPK (mm)[3]	2,621	2,391	9.6%	15,821	14,659	7.9%
Load Factor[4]	84.3%	83.1%	1.2pp	80.7%	79.4%	1.3pp

1Pax: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. - TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca,com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs